UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Alliance One International, Inc.

(Name of Subject Company (Issuer))

Options to Purchase Common Stock, No Par Value

(Title of Class of Securities)

018772301

(CUSIP Number of Class of Securities)

William L. O’Quinn, Jr.

Senior Vice President – Chief Legal Officer and Secretary

8001 Aerial Center Parkway

Post Office Box 2009

Morrisville, NC 27560-2009

(919) 379-4300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Stephen M. Lynch

Robinson, Bradshaw & Hinson, P.A.

101 N. Tryon Street, Suite 1900

Charlotte, NC 28246

(704) 377-2536

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$747,650	$87

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 180,000 shares of issuer’s common stock, which options have an approximate aggregate value of $747,650, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model, based on a closing price per share of $24.75 of the issuer’s common stock, as reported on the New York Stock Exchange as of September 10, 2015.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “offer” or the “exchange offer”) by Alliance One International, Inc. (“Alliance One” or the “Company”), a Virginia corporation, under which Alliance One’s eligible employees will be permitted to exchange some or all of their outstanding options with an exercise price equal to $60.00 per share (which is the exercise price following adjustment for the one-for-ten reverse split of the Company’s common stock effected after the close of business on June 26, 2015) (the “eligible options”), whether vested or unvested, for restricted stock units (the “RSUs”), except for employees in Canada who will receive new stock options with new vesting schedules and exercise prices (the “new options”, and together with the “RSUs”, the “new awards”). Eligible employees residing in in The People’s Republic of China will be eligible to receive RSUs to be settled in cash based on the fair market value of Alliance One common stock on the date of vesting, while RSUs that may be awarded in the exchange offer to eligible employees residing in other countries are to be settled in shares of Alliance One common stock. All employees of Alliance One and its subsidiaries, other than members of the Company’s Board of Directors and its executive officers (the “Named Executive Officers”) listed in the Summary Compensation Table included in the Company’s definitive proxy statement for its annual meeting of shareholders held on August 13, 2015, are eligible to participate in the exchange offer, so long as they remain employed through the expiration date of the offer.

The new awards will be granted under the Amended and Restated Alliance One International, Inc. 2007 Incentive Plan (the “Incentive Plan”), upon the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units or New Options, dated September 14, 2015 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) hereto; (ii) the form of e-mail announcement of the exchange offer to eligible employees not residing in Canada or The People’s Republic of China, dated September 14, 2015, filed as Exhibit (a)(1)(B) hereto; (iii) the form of e-mail announcement of the exchange offer to eligible employees residing in The People’s Republic of China, dated September 14, 2015, filed as Exhibit (a)(1)(C) hereto; (iv) the form of e-mail announcement of the exchange offer to eligible employees residing in Canada, dated September 14, 2015, filed as Exhibit (a)(1)(D) hereto; (v) the Election Form filed as Exhibit (a)(1)(E) hereto; (vi) the form of Confirmation of Receipt of Election Form filed as Exhibit (a)(1)(F) hereto; (vii) the form of reminder e-mail to eligible employees filed as Exhibit (a)(1)(G) hereto; (viii) the Form of Restricted Stock Unit Agreement (Stock Settled), filed as Exhibit (d)(1) hereto, (ix) the Form of Restricted Stock Unit Agreement (Cash Settled), filed as Exhibit (d)(2) hereto, (x) the Form of Stock Option Agreement, filed as Exhibit (d)(3) hereto and (xi) the Incentive Plan incorporated by reference as Exhibit (d)(4) hereto. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” The information in the Disclosure Documents, including all appendices and schedules to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1 Summary Term Sheet.

The information set forth in the Offer to Exchange in the section entitled “Summary Term Sheet—Questions and Answers” is incorporated herein by reference.

Item 2 Subject Company Information.

(a) Name and Address. The name of the issuer is Alliance One International, Inc., a Virginia corporation. The address of the principal executive office of Alliance One International, Inc. is 8001 Aerial Center Parkway, Morrisville, North Carolina 27560-8417. The telephone number of its principal executive office is (919) 379-4300.

(b) Securities. This Schedule TO relates to the Company’s offer to exchange the eligible options for the RSUs or the new options that will be granted under the Incentive Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange. As of September 11, 2015, options to purchase 180,000 shares of the Company’s common stock (following adjustment for the one-for-ten reverse split of the Company’s common stock effected after the close of business on June 26, 2015) are eligible for exchange in the exchange offer. The actual number of shares of common stock subject to the RSUs and new options to be issued in the exchange offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers,” Section 2 (“Eligible Options; Number of New Awards; Expiration Date”), Section 8 (“Price Range of Shares Underlying the Options”), and Section 9 (“Source and Amount of Consideration; Terms of RSUs and New Options”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under Section 8 (“Price Range of Shares Underlying the Options “) is incorporated herein by reference.

Item 3 Identity and Background of Filing Person.

(a) Name and address. The information set forth under Item 2(a) above and in Appendix A of the Offer to Exchange (“Information Concerning the Executive Officers and Directors of Alliance One International, Inc.”) is incorporated herein by reference. The Company is both the subject company (issuer) and filing person (offeror).

Item 4 Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers,” “Risks of Participating in the Exchange Offer,” Section 1 (“Eligible Employees”), Section 2 (“Eligible Options; Number of New Awards; Expiration Date”), Section 4 (“Procedures for Electing to Exchange Options”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Options for Exchange and Issuance of New Awards”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of RSUs and New Options”), Section 12 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Material U.S. Federal Income Tax Consequences”) and Section 15 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5 Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of RSUs and New Options”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 6 Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers” and Section 3 (“Purposes of the Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange and Issuance of New Awards”), Section 9 (“Source and Amount of Consideration; Terms of the RSUs and New Options”) and Section 12 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning the Company”) is incorporated herein by reference.

Item 7 Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of RSUs and New Options”) and Section 12 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8 Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9 Persons/Assets, Retained, Employed Compensated or Used.

(a) Solicitations or Recommendations. Not applicable

Item 10 Financial Statements.

        (a) Financial Information. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning the Company”), Section 17 (“Additional Information”), Section 18 (“Financial Information”) and Appendix B (“Summary Historical Financial Information of Alliance One International, Inc.”), in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2015 filed with the Securities and Exchange Commission on June 8, 2015, and in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed with the Securities and Exchange Commission on August 5, 2015 is incorporated herein by reference. A copy of such Annual Report on Form 10-K and such Quarterly Report on Forms 10-Q can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

Item 11 Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(c) Other Material Information. Not applicable.

Item 12 Exhibits.

Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are so indicated.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units or New Options, dated September 14, 2015.

(a)(1)(B)	E-mail announcement of the exchange offer to eligible employees not residing in Canada or The People’s Republic of China, dated September 14, 2015.

(a)(1)(C)	E-mail announcement of the exchange offer to eligible employees residing in The People’s Republic of China, dated September 14, 2015.

(a)(1)(D)	E-mail announcement of the exchange offer to eligible employees residing in Canada, dated September 14, 2015.

(a)(1)(E)	Election Form.

(a)(1)(F)	Form of Confirmation of Receipt of Election Form

(a)(1)(G)	Form of reminder e-mail to eligible employees

(b)	Not applicable.

(d)(1)	Form of Restricted Stock Unit Agreement (Stock Settled)

(d)(2)	Form of Restricted Stock Unit Agreement (Cash Settled)

(d)(3)	Form of Stock Option Agreement

(d)(4)	Amended and Restated Alliance One International, Inc. 2007 Incentive Plan (incorporated by reference to Appendix A to the definitive proxy statement of Alliance One International, Inc. filed on July 11, 2011 (SEC File No. 001-3684)).

(g)	Not applicable.

(h)	Not applicable.

Item 13 Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLIANCE ONE INTERNATIONAL, INC.

By:	/s/ William L. O’Quinn, Jr.
	Name:	William L. O’Quinn, Jr.
	Title:	Senior Vice President – Chief Legal Officer and Secretary

Dated: September 14, 2015

EXHIBIT INDEX

Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are so indicated.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units or New Options, dated September 14, 2015.

(a)(1)(B)	E-mail announcement of the exchange offer to eligible employees not residing in Canada or The People’s Republic of China, dated September 14, 2015.

(a)(1)(C)	E-mail announcement of the exchange offer to eligible employees residing in The People’s Republic of China, dated September 14, 2015.

(a)(1)(D)	E-mail announcement of the exchange offer to eligible employees residing in Canada, dated September 14, 2015.

(a)(1)(E)	Election Form.

(a)(1)(F)	Form of Confirmation of Receipt of Election Form

(a)(1)(G)	Form of reminder e-mail to eligible employees

(b)	Not applicable.

(d)(1)	Form of Restricted Stock Unit Agreement (Stock Settled)

(d)(2)	Form of Restricted Stock Unit Agreement (Cash Settled)

(d)(3)	Form of Stock Option Agreement

(d)(4)	Amended and Restated Alliance One International, Inc. 2007 Incentive Plan (incorporated by reference to Appendix A to the definitive proxy statement of Alliance One International, Inc. filed on July 11, 2011 (SEC File No. 001-3684)).

(g)	Not applicable.

(h)	Not applicable.